UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/26/13

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Amanda M. McMillian
Anadarko Petroleum Corporation
amanda.mcmillian@anadarko.com

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-22-14

Re: Anadarko Petroleum Corporation
Incoming letter dated December 26, 2013

Dear Ms. McMillian:

This is in response to your letter dated December 26, 2013 concerning the shareholder proposal submitted to Anadarko by the Domestic and Foreign Missionary Society of the Episcopal Church. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: N. Kurt Barnes
The Domestic and Foreign Missionary Society of the Protestant Episcopal Church in the United States of America
815 Second Avenue
New York, NY 10017

January 22, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Anadarko Petroleum Corporation
Incoming letter dated December 26, 2013

The proposal relates to a report.

There appears to be some basis for your view that Anadarko may exclude the Domestic and Foreign Missionary Society of the Episcopal Church as a co-proponent of the proposal under rule 14a-8(f). We note that this co-proponent appears not to have responded to Anadarko's request for documentary support indicating that the co-proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Anadarko omits the Domestic and Foreign Missionary Society of the Episcopal Church as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Anadarko PETROLEUM CORPORATION

AMANDA M. MCMILLIAN
VICE PRESIDENT, DEPUTY GENERAL COUNSEL,
CORPORATE SECRETARY AND
CHIEF COMPLIANCE OFFICER

December 26, 2013

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F. STREET, N.E.
WASHINGTON, D.C. 20549

RE: Anadarko Petroleum Corporation – Omission of The Episcopal Church as Co-Sponsor of Shareholder Proposal

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Anadarko Petroleum Corporation, a Delaware corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 26, 2013, the Company received a shareholder proposal and supporting statement (the "Proposal") submitted by The Domestic and Foreign Missionary Society of the Episcopal Church (the "Proponent"). The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Proponent may properly be omitted in reliance on Rule 14a-8(b) and Rule 14a-8(f)(1) of the Exchange Act from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2014 annual meeting of shareholders as a co-sponsor of the Proposal.[1]

In accordance with Section C of Staff Legal Bulletin No. 14D (CF) (November 7, 2008) ("SLB No. 14D"), we are e-mailing to the Staff (i) this letter, (ii) the Proposal and cover letter submitted by the Proponent dated November 25, 2013, (iii) the Deficiency Notice, and (iv) the Confirmation of Delivery receipt. A copy of the Proposal and cover letter is attached hereto as Exhibit A. In accordance with Rule 14a-8(j)(1) of the Exchange Act, a copy of this submission is being sent simultaneously to the Proponent as notice of the Company's intention to omit the Proponent as a co-sponsor of the Proposal from the Company's Proxy Materials. The Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by e-mail or facsimile to only the Company. Finally, Rule 14a-8(k) and Section E of SLB No. 14D

[1] The Proposal was also submitted by another proponent. The purpose of this letter is solely to omit the Proponent as a co-sponsor of the Proposal, not to omit the Proposal itself or the other proponent.

1201 LAKE ROBBINS DRIVE • THE WOODLANDS, TX 77380
P.O. BOX 1330 • HOUSTON, TX 77251-1330 (MAIL)
DIRECT 832-636-7584 • MAIN 832-636-1000 • FAX 832-636-0574 • E-MAIL amanda.mcmillian@anadarko.com

provide that the Proponent is required to send the Company a copy of any correspondence that the Proponent elects to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

I. THE PROPOSAL

By letter dated November 25, 2013, the Proponent proposed a resolution that stated:

RESOLVED, that the stockholders of Anadarko Petroleum request that the Board of Directors to report to stockholders, at reasonable cost and omitting proprietary information, on Anadarko Petroleum's process for identifying and analyzing potential and actual human rights risks of Anadarko Petroleum's products, operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The Company requests that the Staff concur with the Company's view that the Proponent may be excluded from the Proxy Materials as a co-sponsor of the Proposal because, in violation of Rule 14a-8(b) and Rule 14a-8(f)(1), the Proponent failed to provide the requisite proof of continuous stock ownership for one year in response to the Company's proper request for that information.

II. BASIS FOR EXCLUDING THE PROPOSAL

A. The Proponent May be Excluded as a Co-Sponsor of the Proposal Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit a Proposal

1. Background

The Proponent submitted the Proposal to the Company in a letter dated November 25, 2013, which the Company received on November 26, 2013. The Proponent did not provide proof of continuous ownership of the requisite amount of securities for at least one year at the time the Proposal was submitted, as required by Rule 14a-8(b).

Accordingly, the Company sought confirmation from the Proponent of its eligibility to submit the Proposal. On December 5, 2013, which was within 14 calendar days of the Company's receipt of the Proposal, the Company sent a letter via UPS notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a shareholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit B. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated that the Proponent must provide confirmation of the Proponent's ownership of at least $2,000, or 1%, of Anadarko common stock for one year or more at the time the Proposal was submitted on November 25, 2013 in a manner compliant with Rule 14a-8(b)(2).

The UPS records confirm delivery of the Deficiency Notice at 11:19 a.m. on December 6, 2013. *See* Exhibit C. As of the date of this letter, the Proponent has failed to respond to the Deficiency Notice by providing proof of continuous ownership for a year or more.

2. The Proponent May Be Excluded as a Co-Sponsor of the Proposal Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Provide Any Evidence Satisfying the Continuous Ownership Requirements

The Company may exclude the Proponent as a co-sponsor of the Proposal under Rule 14a-8(f)(1) because the Proponent did not properly substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of two ways in accordance with Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (CF) (July 13, 2001)("SLB No. 14"). Since the Proponent is not a registered holder of the Company's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reporting ownership of the Company's common stock, the Proponent is required under Rule 14a-8(b) to "submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal."

As described above, the Proponent has not provided verification from the record holder that it has continuously held the requisite amount of the Company's common stock for at least one year as of the date it submitted the Proposal. Accordingly, the Proponent has failed to supply documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the Proponent fails to provide evidence of eligibility under Rule 14a-8 provided that the company timely notifies the Proponent of the problem and the Proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

• the ownership requirements of Rule 14a-8(b);

• that the Proponent must provide proof of ownership that satisfies the requirements of Rule 14a-8(b);

• that the Proponent has 14 calendar days after receipt of the Deficiency Notice to respond; and

• that a copy of the shareholder proposal rules set forth in Rule 14a-8 was enclosed.

The Staff has consistently followed this principle. *See, e.g., AT&T Inc.* (avail. Dec. 16, 2010) (concurring with the exclusion of a shareholder as a co-sponsor of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) because the co-proponent "failed to supply, within 14 days of receipt of AT&T's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Time Warner Inc.* (avail. Feb. 19, 2009) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Time Warner's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)"); *Pall Corp.* (avail. Sept. 20, 2005) (permitting the exclusion of a shareholder proposal where the proponent had "failed to supply support sufficiently evidencing that it satisfied the minimum ownership requirement continuously for the one-year period as of the date it submitted the proposal"); *International Business Machines Corp.* (avail. Jan. 17, 2004) (concurring in the exclusion of a shareholder proposal where the proponent did not provide "support sufficiently evidencing that she satisfied the minimum ownership requirement continuously for the one-year period"); *Moody's Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a shareholder proposal where the proponent did not supply support sufficient to demonstrate continuous ownership of the requisite number of shares for the one-year period prior to the date the proponent submitted the proposal). *See also Alcoa Inc.* (avail. Feb. 18, 2009); *Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005); *Johnson & Johnson* (avail. Jan. 3, 2005).

Moreover, the Staff has concurred in the exclusion of shareholder proposals based on a Proponent's failure to provide any evidence of eligibility to submit a shareholder proposal in response to a deficiency notice from the company. *See, e.g., General Motors Corp.* (avail. Feb. 19, 2008) (concurring with the exclusion of a proposal where the Proponent failed to provide any response to a deficiency notice sent by the company). As in General Motors, the Proponent failed to provide any response to the Deficiency Notice sent by the Company. Therefore, consistent with past precedent, we believe that the Proponent may be excluded from the Proxy Materials as a co-sponsor of the Proposal.

The Proponent has failed to provide any evidence satisfying the continuous ownership requirements of Rule 14a-8(b) and has therefore not demonstrated eligibility under Rule 14a-8 to submit the Proposal. Accordingly, we respectfully request that the Staff concur that the Company may exclude the Proponent as a co-sponsor of the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

III. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proponent as a co-sponsor of the Proposal from its Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

On behalf of the Company, we request that the Staff e-mail a copy of its response to this letter to the undersigned Vice President, Deputy General Counsel, Corporate Secretary and Chief Compliance Officer and to the Proponent.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (832) 636-7584.

Very truly yours,

Amanda M. McMillian
Vice President, Deputy General Counsel, Corporate Secretary
and Chief Compliance Officer

With copies to:

T. Mark Kelly
Vinson & Elkins L.L.P.
First City Tower
1001 Fannin Street
Suite 2500
Houston, TX 77002-6760
Tel: (713) 758-2222
Direct Dial: (713) 758-4592
mkelly@velaw.com

N. Kurt Barnes
Treasurer and Chief Financial Officer
The Episcopal Church
815 Second Avenue
New York, NY 10017

Harry Van Buren
Staff Consultant to the Episcopal Church's Committee
on Corporate Social Responsibility
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

[ENCLOSURES FOLLOW]

Exhibit A

THE
Episcopal
CHURCH

VIA FEDERAL EXPRESS

November 25, 2013

Amanda M. McMillian
Deputy General Counsel and Corporate Secretary
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380-1046

Dear Ms. McMillian:

The Domestic and Foreign Missionary Society of the Episcopal Church ("Episcopal Church") is the beneficial owner of 7,700 shares of Anadarko Petroleum Corporation common stock (held for the Church by The Bank of New York/BNY Mellon).

The Episcopal Church, along with many other churches and socially concerned investors, has long been concerned with the moral and ethical implications of its investments. This includes a concern about issues related to human rights, which have received increasing attention and concern from a variety of stakeholders.

To this end, the Episcopal Church hereby files the attached shareholder proposal and supporting statement. The statement requests that the company's Board of Directors report to shareholders, at reasonable cost and omitting proprietary information, on Anadarko Petroleum's process for identifying and analyzing potential and actual human rights risks of Anadarko Petroleum's products, operations and supply chain; and that the company provide this report to shareholders for consideration at the company's 2014 Annual Meeting.

This resolution is being submitted in accordance with Rule 14a-8 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The Episcopal Church will hold its shares through the 2014 annual meeting. We hope that you will find this request both reasonable and easy to fulfill, so that during dialogue an agreement might be reached—allowing the Episcopal Church to withdraw the proposal.

Harry Van Buren, Staff Consultant to the Episcopal Church's Committee on Corporate Social Responsibility, can be contacted regarding this resolution at 505.867.0641 (telephone) or 4938 Kokopelli Drive NE, Rio Rancho, NM 87144.

Very truly yours,

N. Kurt Barnes
Treasurer and Chief Financial Officer

The Domestic *and* Foreign Missionary Society *of the* Protestant Episcopal Church *in the* United States *of* America
ESTABLISHED 1821 INCORPORATED 1846
815 Second Avenue ✦ New York, New York 10017 ✦ 800.334.7626 *or* 212.716.6000 ✦ episcopalchurch.org

Risk Assessment for Human Rights

RESOLVED, that the stockholders of Anadarko Petroleum request that the Board of Directors to report to stockholders, at reasonable cost and omitting proprietary information, on Anadarko Petroleum's process for identifying and analyzing potential and actual human rights risks of Anadarko Petroleum's products, operations and supply chain (referred to herein as a "human rights risk assessment") addressing the following:

- Human rights principles used to frame the assessment
- Frequency of assessment
- Methodology used to track and measure performance
- Nature and extent of consultation with relevant stakeholders in connection with the assessment
- How the results of the assessment are incorporated into company policies and decision making

The report should be made available on website no later than October 31, 2014.

Supporting Statement

Anadarko Petroleum has extensive international operations, including countries where respect for human rights is a significant concern, such as Algeria and Mozambique. While the company's *Code of Business Conduct and Ethics* (http://www.anadarko.com/SiteCollectionDocuments/PDF/Corp%20Gov/codeethics_web.html, accessed November 23, 2013) addresses a broad range of ethical and social issues, human rights is not discussed anywhere in the document. Many companies in Anadarko Petroleum's industry have discussed in publicly available documents how they respond to concerns about human rights through risk assessments, policies, and training. There are a number of human rights initiatives that are potentially relevant to the company and its worldwide operations, such as the *Voluntary Principles on Security and Human Rights* and the United Nations *Framework and Guiding Principles on Business and Human Rights*. As long-term shareholders, we favor policies and practices that protect and enhance the value of our investments. There is increasing recognition that company risks related to human rights violations, such as litigation, reputational damage, and project delays and disruptions can adversely affect shareholder value.

To manage such risks effectively, we believe companies must assess the risks to shareholder value posed by human rights practices in their operations and supply chains, as well as by the use of their products. The importance of such assessment is reflected in the United Nations Guiding Principles on Business and Human Rights (the "Ruggie Principles") approved by the UN Human Rights Council in 2011. The Ruggie Principles urge that "business enterprises should carry out human rights due diligence [including] assessing actual and potential human rights impacts, integrating and acting upon the findings, tracking responses, and communicating how impacts are addressed" (http://www.business-humanrights.org/media/documents/ruggie/ruggie-guiding-principles-21-mar-2011.pdf, accessed November 23, 2013). The results of a human rights risk assessment can and should inform how Anadarko Petroleum responds to stakeholder concerns about human rights, including revising its *Code of Business Conduct and Ethics*, engaging in training on human rights, and disclosing to shareholders and other concerned stakeholders information about how the company ensures respect for human rights in its operations.

Exhibit B

Anadarko
PETROLEUM CORPORATION

AMANDA M. MCMILLIAN
VICE PRESIDENT, DEPUTY GENERAL COUNSEL,
CORPORATE SECRETARY AND
CHIEF COMPLIANCE OFFICER

Via UPS

December 5, 2013

Mr. N. Kurt Barnes
Treasurer and Chief Financial Officer
The Episcopal Church
815 Second Avenue
New York, NY 10017

Re: Shareholder Proposal for 2014 Annual Meeting of Stockholders

Dear Mr. Barnes:

On November 26, 2013, we received a shareholder proposal and statement of support thereof dated November 25, 2013 on behalf of the Domestic and Foreign Missionary Society of the Episcopal Church (the "Episcopal Church"), requesting a report on Anadarko's process for identifying and analyzing potential and actual human rights risks of Anadarko's products, operations and supply chain (the "Proposal"). In order for a shareholder proposal to be included in Anadarko's proxy statement, certain procedural and technical requirements must be strictly adhered to under Rule 14a-8 of the Securities Exchange Act of 1934 (the "Exchange Act"). The Proposal does not comply with Rule 14a-8(b) of the Exchange Act, which states that a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date it submits the proposal and must provide evidence of same. Specifically, the Proposal fails to comply with these requirements because proof of the Episcopal Church's ownership of Anadarko common stock was not submitted. Please provide confirmation of the Episcopal Church's ownership of at least $2,000, or 1%, of Anadarko common stock for one year or more at the time the Proposal was submitted on November 25, 2013 in a manner compliant with Rule 14a-8(b).

As I am sure you are aware, you will have 14 calendar days after receiving this notification to respond. If you fail to remedy this defect or respond in a timely manner, your proposal may be excluded from Anadarko's 2014 proxy statement. Enclosed is a copy of Rule 14a-8 of the Exchange Act for your convenience.

1201 LAKE ROBBINS DRIVE • THE WOODLANDS, TX 77380
P.O. BOX 1330 • HOUSTON, TX 77251-1330 (MAIL)
DIRECT 832-636-7584 • MAIN 832-636-1000 • FAX 832-636-0574 • E-MAIL amanda.mcmillian@anadarko.com

If you have any questions regarding this letter, please contact me at (832) 636-7584. We look forward to discussing this proposal with you.

Kind regards,

Amanda M. McMillian
Vice President, Deputy General Counsel,
Corporate Secretary and Chief Compliance Officer

cc: Mr. Harry Van Buren
Staff Consultant to the Episcopal Church's
Committee on Corporate Social Responsibility
4938 Kokopelli Drive NE
Rio Rancho, NM 87144

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Exhibit C

Page 19 redacted for the following reason:
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